UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

TECHNOLOGY RESEARCH CORPORATION

(Name of Subject Company)

TECHNOLOGY RESEARCH CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.51 per share

(Title of Class of Securities)

878727304

(CUSIP Number of Class of Securities)

Robert D. Woltil

Chief Financial Officer

Technology Research Corporation

5250 140th Avenue North

Clearwater, Florida 33760

(727) 535-0572

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David S. Felman, Esq.

Christopher J. Stephens, Esq.

Hill, Ward & Henderson, P.A.

101 East Kennedy Boulevard

Tampa, Florida 33602

(813) 221-3900

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Items 3, 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on April 12, 2011, by Technology Research Corporation, a Florida corporation (“TRC”), as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Clearwater Acquisition I, Inc., a Florida corporation (“Purchaser”) and a wholly owned subsidiary of Coleman Cable, Inc., a Delaware corporation (“Coleman”), pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock (the “Common Stock”), of TRC that are not already owned by Coleman and its subsidiaries at a price of $7.20 per share (the “Per Share Amount”), net to the selling shareholder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by deleting the italicized language under the section “Shareholder Tender Agreement” on page 3 of the Schedule 14D-9 in its entirety and replacing it with the following:

“The Merger Agreement and the Shareholder Tender Agreement have been filed as exhibits to this Statement to provide investors with information regarding their terms. All shareholders of TRC are urged to read the Merger Agreement and the Shareholder Tender Agreement carefully and in their entirety. The terms and information in the Merger Agreement or the Shareholder Tender Agreement should not be relied on as disclosures about TRC, Purchaser or Coleman without consideration to the entirety of public disclosure by such parties as set forth in all of their respective public reports with the SEC. The terms of the Merger Agreement and the Shareholder Tender Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties thereto in relation to the matters set forth in such agreements. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Merger should events or circumstances change or be different in a material manner from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. In addition, certain representations and warranties were made as of a specified date. TRC will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the Merger Agreement or the Shareholder Tender Agreement and will update such disclosure as required by federal securities laws.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by including the following paragraph and table immediately after the Financial Forecasts table on page 28 of the Schedule 14D-9:

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“A reconciliation of the Financial Forecasts of EBITDA to net income, which is the most closely related GAAP measure, is set forth below. This reconciliation is included in this document pursuant to SEC rules. EBITDA presented herein also includes an adjustment for stock compensation.

All amounts are expressed in thousands of dollars.

	FY 2011	FY 2012	FY 2013	FY 2014
Net Income	$1,826	$4,009	$5,896	$8,072
Interest	$32	$15	$(68)	$(68)
Taxes	$630	$1,650	$2,352	$3,241
Depreciation	$1,014	$1,014	$1,014	$1,014
Amortization	$1,571	$803	$763	$803
Stock Compensation	$485	$485	$485	$485

EBITDA	$5,558	$7,976	$10,442	$13,547

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by including the following new section immediately after the section entitled “Financial Forecasts”:

“Putative Shareholder Class Action Complaint

On April 22, 2011, a putative shareholder class action complaint was filed in the Circuit Court of the Sixth Judicial Circuit in and for Pinellas County, Florida, captioned Horstmann v. Technology Research Corporation, et al. (Case No. 11003568CI-021) against TRC, the members of its board of directors, Purchaser and Coleman (the “Complaint”). The Complaint generally alleges, among other things, that the members of TRC’s board of directors breached their fiduciary duties in connection with the Board’s recommendation to TRC’s shareholders to accept the Offer, authorizing TRC to enter into the Merger Agreement and the disclosures regarding the Offer and the Merger. The Complaint generally seeks, among other things, declaratory relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger, and other forms of equitable relief. The foregoing summary of the Complaint does not purport to be complete and is qualified in its entirety by reference to the Complaint, which is filed as Exhibit (a)(13) to the Schedule 14D-9. TRC believes the allegations are without merit and intends to defend vigorously the allegations raised in the Complaint.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(13)	Complaint filed in the Circuit Court of the Sixth Judicial Circuit in and for Pinellas County, Florida, captioned Horstmann v. Technology Research Corporation, et al. (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO (Amendment No. 1) filed by Coleman on April 26, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECHNOLOGY RESEARCH CORPORATION (Registrant)

Dated: April 26, 2011	By:	/s/ Robert D. Woltil
Robert D. Woltil
Chief Financial Officer

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